UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.  1)(1)

VANDA PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

921659108

(CUSIP Number)

David R. Ramsay

Care Capital LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 921659108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Care Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,893,730

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,893,730

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,893,730

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 921659108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Care Capital II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,893,730

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,893,730

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,893,730

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 921659108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Care Capital Offshore Investments II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 121,546

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 121,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 121,546

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 921659108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Care Capital Investments II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,772,184

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,772,184

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,772,184

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 921659108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jan Leschly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,893,730

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,893,730

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,893,730

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 921659108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Ramsay

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,893,730

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,893,730

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,893,730

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 921659108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Argeris Karabelas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,893,730

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,893,730

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,893,730

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13D amends and restates the Schedule 13D, filed March 14, 2003, by Care Capital Investments II, LP, a Delaware limited partnership (“Care Capital Investments II, LP”) relating to the Common Stock, $0.001 par value per share, of Vanda Pharmaceuticals Inc., a Delaware corporation (the “Issuer”).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (“Common Stock”) of the Issuer.  The Issuer’s principle executive office is 9605 Medical Center Drive, Suite 300, Rockville, Maryland 20850.

Item 2.	Identity and Background

This statement is being filed jointly on behalf of the following persons (the “Filing Persons”): Care Capital Investments II, LP, a Delaware limited partnership, Care Capital Offshore Investments II, LP, a Grand Caymans limited partnership (“Care Capital Offshore Investments II, LP”), Care Capital II, LLC, a Delaware limited liability company (“Care Capital II, LLC”), Care Capital LLC, a Delaware limited liability company (“Care Capital LLC”), Jan Leschly, a managing member of Care Capital II, LLC, David Ramsay, a managing member of Care Capital II, LLC, and Dr. Argeris Karabelas, a managing member of Care Capital II, LLC.  Care Capital II, LLC is the general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.  Care Capital LLC is the management company of Care Capital II, LLC, and as a result, Care Capital, LLC has the ultimate power to vote or direct the vote and to dispose or direct the disposition of such shares.

The address of the principal business and office of each of Care Capital Investments II, LP, Care Capital Offshore Investments II, LP, Care Capital II, LLC, and Care Capital LLC is 47 Hulfish Street, Suite 310, Princeton, NJ 08542.  The principal business of each of Care Capital Investments II, LP, Care Capital Offshore Investments II, LP, and Care Capital LLC is to invest in securities.  The principal business of Care Capital II, LLC is to serve as the general partner of Care Capital Investments II, LP.

Attached as Schedule 1, which is incorporated herein by reference, is the (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of the organization in which such employment is conducted, and (iv) citizenship, of each of the managing members of Care Capital II, LLC.

The Filing Persons specifically disclaims beneficial ownership in the securities reported herein except to the extent of any pecuniary interest therein.  Each of David R. Ramsay, Dr. Argeris Karabelas and Jan Leschly, each a managing member of Care Capital II, LLC, has voting and dispositive power over the securities held by Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.

During the five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of Care Capital II, LLC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of Care Capital II, LLC, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Care Capital Investments II, LP and Care Capital Offshore Investments II, LLP obtained funds to make the purchases of shares of the Issuer disclosed herein from each of their working capital, which includes funds that had been contributed to Care Capital Investments II, LP and Care Capital Offshore Investments II, LLP by each of their limited partners.

Item 4.	Purpose of Transaction

Except as disclosed at the end of this Item 4, neither Care Capital LLC, Care Capital II, LLC, Care Capital Investments II, LP, Care Capital Offshore Investments II, LP, David R. Ramsay, Dr. Argeris Karabelas nor Jan Leschly has any plans that would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)

Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)

As more fully described in Items 3 and 4 above, Care Capital Investments II, LP is the beneficial owner of 1,772,184 shares of the Issuer’s Common Stock, representing 6.8% of the Issuer’s shares of Common Stock outstanding (based upon 25,928,534 shares of Common Stock outstanding, as reported in the Issuer’s 424(b)(4) prospectus filed on January 19, 2007 and Care Capital Offshore Investments II, LP is the beneficial owner of 121,546 shares of the Issuer’s Common Stock, representing 0.5% of the Issuer’s shares of Common Stock outstanding.  By virtue of Care Capital II, LLC’s status as general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, and Care Capital LLC’s status as managing member of Care Capital II, LLC, each of Care Capital II, LLC, Care Capital LLC, David Ramsay, Dr. Argeris Karabelas and Jan Leschly, may be deemed the beneficial owner of 1,893,730 shares of the Issuer’s Common Stock held by Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, representing 7.3% of the Issuer’s shares of Common Stock outstanding.  Care Capital II, LLC, Care Capital LLC and Messrs. Ramsay, Karabelas and Leschly each disclaim beneficial ownership of the securities, and this report shall not be deemed an admission that any of Messrs. Ramsay, Karabelas and Leschly, Care Capital LLC or Care Capital II, LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(b)

By virtue of its status as manager of Care Capital II, LLC, Care Capital LLC and David R. Ramsay, Dr. Argeris Karabelas and Jan Leschly, as managing members of Care Capital II, LLC, may be deemed to share voting and dispositive power with respect to the 1,772,184 shares of Issuer’s Common Stock held by Care Capital Investments II, LP and 121,546 shares  of Issuer’s Common Stock held by Care Capital Offshore Investments II, LP.  Care Capital II, LLC and Care Capital LLC and Messrs. Ramsay, Karabelas and Leschly each disclaims beneficial ownership of the securities and this report shall not be deemed an admission that any of Messrs. Ramsay, Karabelas and Leschly or Care Capital II, LLC or Care Capital LLC is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(c)	During the past sixty days prior to the date hereof, the following transactions occurred:

(i)                                    On December 11, 2006, Care Capital Investments II, LP sold 305,375 shares of the Issuer’s Common Stock and Care Capital Offshore Investments II, LP sold 20,950 shares of the Issuer’s Common Stock, each at a price of $26.40 per share.

(ii)                              On December 12, 2006, Care Capital Investments II, LP sold 396,920 shares of the Issuer’s Common Stock and Care Capital Offshore Investments II, LP sold 27,230 shares of the Issuer’s Common Stock, each at a price of $25.18 per share.

(d)

No person, other than Care Capital II, LLC, Care Capital LLC, David R. Ramsay, Dr. Argeris Karabelas and Jan Leschly, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 2 above.

Except for the agreements and instruments described in the response to Item 2 and included in this Item 6, to the knowledge of Care Capital II, LLC, Care Capital, LLC, David R. Ramsay, Dr. Argeris Karabelas and Jan Leschly, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007	Care Capital, LLC

	By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Partner

Dated: February 13, 2007	Care Capital II, LLC

	By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Partner

Dated: February 13, 2007	Care Capital Investments II, LP

	By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Partner

Dated: February 13, 2007	Care Capital Offshore Investments II, LP

	By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Partner

Dated: February 13, 2007	/s/ David R. Ramsay
David R. Ramsay

Dated: February 13, 2007	/s/ Argeris N. Karabelas
Argeris N. Karabelas

Dated: February 13, 2007	/s/ Jan Leschly
Jan Leschly

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

Schedule 1

Managing Members of Care Capital II, LLC

The following table sets forth the name, business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each of the managing members of Care Capital II, LLC:

NAME	ADDRESS	CITIZENSHIP
Jan Leschly	c/o Care Capital, LLC 47 Hulfish Street, Suite 310 Princeton, NJ 08542	Denmark

Dr. Argeris N. Karabelas	c/o Care Capital, LLC 47 Hulfish Street, Suite 310 Princeton, NJ 08542	United States

David R. Ramsay	c/o Care Capital, LLC 47 Hulfish Street, Suite 310 Princeton, NJ 08542	United States